November 25, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TRM Corporation
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
File No. 0-19657
Dear Mr. Spirgel:
     A copy of this letter has been furnished through EDGAR as correspondence.
     This letter sets forth TRM Corporation’s (the “Registrant”) response to the comment of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 10, 2008 (the “Comment Letter”). For your convenience, the comment has been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to the comment is set forth immediately below the text of the comment.
Form 10-K

4. Goodwill and Intangible Assets, page 46
1.	We note that you only have one reporting segment and that you had 17.2 million outstanding common shares on December 31, 2007. As the closing trading price for these shares was $0.45 per shares on that date, it would appear that your reported goodwill and shareholders’ equity exceeded your market capitalization. Similar conditions appear to exist at March 31 and June 30, 2008 as your shares traded around $0.25 at those balance sheet dates. In light of your continuing operating loss, the decline in your trading price per share, the changes caused by the acquisition of LJR Consulting Corp., and the uncertainties regarding your continuance as a going concern, explain to us how you determined that your reported goodwill was not impaired as of your December 31, 2007 and March 31 and June 30, 2008 balance sheet dates. In this regard, give us your step one and, as appropriate, your step two calculations per paragraphs 19 and 20 of SFAS 142.

Securities and Exchange Commission
November 25, 2008

December 31, 2007
The Registrant determined that its goodwill was not impaired during its 2007 fiscal year. On November 30, 2007, the Registrant tested goodwill for impairment and determined in its step one testing that goodwill was not impaired as the estimated fair value of the equity of its single reporting unit was approximately $15.2 million, on a marketable, controlling interest basis. The carrying value of the Registrant’s equity was approximately $13.6 million. Since the fair value of the reporting unit was greater than the carrying value by approximately $1.6 million, the Registrant determined that the second step of the impairment test under SFAS 142 was not required.

The business enterprise valuation technique utilized as of November 30, 2007, included the use of multiples of earnings, estimates for revenue, operating cost, operating margin, income, EBITDA and stock price. The Registrant engaged Duff & Phelps to perform a valuation of the reporting unit and believes that the estimates and financial measurements used to determine the fair value of the reporting unit were appropriate, and comparable to the fair value of other industry entities with similar operations and economic characteristics. The valuation of the reporting unit was prepared as of November 30, 2007 (the “Valuation Date”) and also took into consideration the Registrant’s publicly traded stock price as of and around the Valuation Date, including the 30 day moving average as of November 30, 2007. A combination of both the Income Approach and the Market Approach was used in the valuation. The Registrant also did not deviate from past analytic methods it has used and has been consistent in its application of such methods to ensure that the methodology used did not alter the result in a direction more or less favorable compared to past results.

During the 18 months prior to December 31, 2007, the Registrant went through an extensive restructuring effort to improve its financial health and underwent a substantial re-organization. Prior to December 31, 2007, it made an adjustment to impair goodwill associated with the divestiture of several reporting units. Its remaining unit’s goodwill, $16.7 million, was determined to not be impaired and the Registrant did not anticipate future events that would further impair its value. Throughout 2007, management continued to make significant cost reductions and implemented multiple process improvements to increase profitability which it anticipated would continue to have a positive impact on its valuation and its financial health.

The Registrant took the pending acquisition of LJR Consulting into consideration as a factor to not impair goodwill at December 31, 2007 and at March 31 and June 30, 2008; however, the valuation excluded the potential positive financial impact that Registrant expected the acquisition of LJR Consulting would have on Registrant’s enterprise value. The Registrant did not want to not inflate the existing valuation on a stand alone basis which passed step one of SFAS 142 as of the Valuation Date.

Securities and Exchange Commission
November 25, 2008

Between the Valuation Date and December 31, 2007, despite the decline in the Registrant’s stock price, the Registrant identified no impairment indicators such as a change in the business climate, adverse actions by regulators, unanticipated competition, loss of key personnel or significant dispositions of a reporting unit. The Registrant also notes that the Registrant’s closing stock price was as high as $.70 per share on December 24, 2007, a week before the price noted by the Staff as of December 31, 2007 of $.45 per share.
March 31 and June 30, 2008
During the first and second quarters ending March 31 and June 30, 2008, the Registrant was actively seeking financing to recapitalize its business, pay off debt and purchase a competitor that would further strengthen its financial position. It also continued to see improvement in its financial results and anticipated that its enterprise value would be enhanced upon the integration and consolidation of LJR Consulting Corp. (“LJR Consulting”).
On April 18, 2008, the Registrant acquired LJR Consulting and completed its refinancing. It again took into consideration the factors stated above in addition to the positive impact it expected to see in its financial results due to the consolidation of costs and synergies that existed between the two companies. In fact, the stock price increased 78.5% following the close of the transaction to $.50 on
April 18, 2008. Upon completion of the acquisition, the Registrant engaged SMS Valuation and Forensic Services, LLC to perform a valuation and allocation of the intangible assets including goodwill. Based on this valuation, goodwill increased approximately $14.3 million to $31.0 million.

Following the acquisition and refinancing, the Registrant began an intensive integration and consolidation project to streamline processes, identify synergies and further reduce costs. The Registrant has experienced four consecutive quarters of improved financial results. Specifically, it has seen improvements in its financial position since the acquisition of LJR Consulting. See the attached spreadsheet detailing the Registrant’s EBITDA trend.

Securities and Exchange Commission
November 25, 2008

The Registrant took the position that a step one impairment analysis was not required because there were no events or circumstances that occurred that would more likely than not reduce the fair value of the reporting unit below its carrying amount as of its March 31 and June 30, 2008 balance sheet dates. The Registrant also took into consideration the impact that the LJR Consulting acquisition was going to have on its value. It also considered that since 46% of the goodwill was attributable to the valuation of LJR Consulting, which positively impacted its value, it was not appropriate to immediately impair the asset that it had just acquired and it expected to continue to contribute to value. The Registrant took into consideration the factors outlined in paragraph 28 of SFAS 142 pertaining to when goodwill of a reporting unit must be tested for impairment between annual tests.

The Registrant did not have any indication or expectation that an event or circumstance occurred that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

The Registrant did not:
a.	incur a significant adverse change in legal factors or in the business climate;

b.	incur an adverse action or assessment by a regulator;

c.	have unanticipated competition;

d.	lose key personnel; or

e.	dispose of all or a significant portion of a reporting unit.

f.	test for recoverability under Statement 144 of a significant asset group within a reporting unit.
The Registrant has continued to strengthen its financial position during the third quarter of 2008 which is evidenced by additional events reported in its Current Report on Form 8-K filed on November 6, 2008 detailing the change in its vault cash provider. The impact of this transaction is expected to substantially reduce the Registrant’s future operating costs, further improve its value and demonstrate its ability to continue operations notwithstanding the going concern qualification to its auditors’opinion with respect to the Registrant’s fiscal 2007 year end financial statements.

The Registrant’s high stock price during the third quarter was $.30 on September 3, 2008. The Registrant believes the trading price is not indicative of the Company’s

Securities and Exchange Commission
November 25, 2008

value but, rather, reflects temporary market conditions for the securities of financial services companies generally.

The Registrant believes that the current volatile economic environment is temporarily impacting its market capitalization and that, upon stabilization and improvement in market conditions, its market capitalization will not justify impairment of its goodwill. The Registrant also believes that it is positioned to potentially benefit from the volatility in the interest and currency rates due to the fact that major cost drivers of its business are tied to those rates. The Registrant expects this benefit to be more than temporary and impact its valuation in a positive direction.

The Registrant further notes that it anticipates some positive impacts to its financial results will arise from the recent volatility in the domestic and global economies. Major cost drivers of the Registrant’s business (principally the cost of funds for the cash placed in its ATMs and payments on its obligations to a U.K. company) are tied to variable interest and currency rates. Recent and potential additional reductions to interest rates have reduced and will further reduce the Registrant’s financing costs in connection with funds it borrows to deploy in its ATM operations; the stronger U.S. Dollar in relation the Pound Sterling, will reduce in U.S. Dollar terms, the amount of the payments it makes to a U.K. company.

The Registrant continues to believe that it did not have an event or circumstance that would trigger interim testing of goodwill through June 30, 2008. The Registrant will continue, however, to evaluate whether an impairment event or circumstance has occurred on a quarterly basis.

Additionally, the Registrant acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 25, 2008

     If you have any questions or comments regarding this letter, please contact the undersigned at (503) 943-2655.
Very truly yours,
/s/ Michael J. Dolan
Michael J. Dolan
Chief Financial Officer

cc:	Richard B. Stern
Julie H. Wilson

TRM Corporation
Trended Adjusted EBITDA by Quarter
(in thousands — $ USD)
(unaudited)

	2006				2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Continuing Operations:
Loss from continuing operations	(1,499)	(4,497)	(101,240)	(5,545)	(7,731)	(1,933)	(3,265)	(797)	(436)	(3,706)	(1,061)
Add:
Interest expense	2,278	3,610	2,787	1	35	125	116	188	315	1,101	1,358
Depreciation and amortization	4,982	5,069	5,046	883	720	278	591	601	484	510	451
Provision (benefit) for Income Taxes	(450)	(1,671)	(817)	(596)	—	—	59	(59)	—	—	—
Loss on early extinguishment of debt	—	3,477	—	—	4,035	24	—	750	—	1,456	—
Non-cash stock compensation expense	84	711	160	97	80	123	147	158	158	1,461	11
Inventory write down	—	—	—	—	—	—	399	—	—	—	—
Non-recurring charges	—	—	—	—	—	—	350	—	—	—	—
Loss on asset disposal	143	83	3,661	505	—	15	1,198	660	—	15	182
Impairment charges	—	—	93,118	—	—	—	—	—	—	—	—

Adjusted EBITDA — continuing operations	5,538	6,782	2,715	(4,655)	(2,861)	(1,368)	(405)	1,501	521	836	941

Discontinued Operations:
Gain (loss) from discontinued operations	—	—	—	—	5,500	(280)	(1,624)	1,703	—	—	—
Add:
Interest expense	—	—	—	—	1,289	—	—	—	—	—	—
Provision for Income Taxes	—	—	—	—	—	—	—	138	—	—	—
Equipment write-offs	—	—	—	—	—	—	—	500	—	—	—
Impairment charges	—	—	—	—	2,701	—	—	—	—	—	—

Adjusted EBITDA — discontinued operations	—	—	—	—	9,490	(280)	(1,624)	2,341	—	—	—